UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INNOFONE.COM, INCORPORATED
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45768R305
(CUSIP Number)

Abbey International Holdings, Ltd.
UK Administration Office, Suite 363
78 Marylebone High Street
London, W1U5AP United Kingdom
44(0) 207 487 2540
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

SCHEDULE 13D

CUSIP No. 45768R305

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ABBEY INTERNATIONAL HOLDINGS TAX ID #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Number of Shares Owned By Each Reporting Person With	7	SOLE VOTING POWER 20,500,000 shares beneficially owned in the aggregate
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 20,500,000 shares beneficially owned in the aggregate
	10	SHARED DISPOSITIVE POWER NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

This statement on Schedule 13D (the "Statement") relates to the common stock, $.001 par value per share, of Innofone.com, Incorporated, a Nevada corporation, with its principal executive offices at 1431 Ocean Avenue, Suite 1100 Santa Monica, CA 90401.

Item 2. Identity and Background.

This Statement is being filed by Abbey International Holdings, Ltd., an entity formed under the laws of Belize, whose business address is UK Administration Office, Ste 363, 78 Marylebone High Street, London W1U5AP United Kingdom. During the last five years Abbey International Holdings has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Abbey International is a corporation, organized under the laws of Belize.

On August 19, 2005, Abbey International Holdings and Mr. Frederick Richardson, the former President and CEO of Innofone.com, Incorporated, entered into two stock purchase agreements for the sale to Abbey International Holdings of an aggregate of 20,500,000 shares of Innofone.com, Incorporated common stock Abbey International Holdings is filing this 13D to reflect its ownership of these shares, representing approximately 33.4% of Innofone.com as of the date of this filing.

Item 3. Source and Amount of Funds or Other Consideration.

All purchases of common stock of Innofone.com were made using working capital. As of the Date of Event which required the filing of this Statement, Abbey International Holdings used approximately $550,000 of its working capital to purchase 20,500,000 shares of common stock of Innofone.com. No other funds or other consideration were used in making such purchases.

Item 4. Purpose of Transaction.

All Innofone.com securities owned by Abbey International Holdings have been acquired by the corporation for investment purposes only.

Item 5. Interest in Securities of the Issuer.

As of the Date of the Event which required the filing of this Statement, October 26, 2005, Abbey International Holdings owned 20,500,000 shares of Innofone.com common stock. The Innofone.com securities owned by Abbey International Holdings as of October 26, 2005 represented approximately 33.4% of the issued and outstanding shares of Innofone.com common stock. As of October 26, 2005, Abbey International Holdings had sole power to vote and dispose of each of the 20,500,000 shares of Innofone.com common stock beneficially owned by it. In the sixty days prior to October 26, 2005, the Date of the event requiring the filing of this Statement, Abbey International Holdings did not engage in any transactions involving Innofone.com. common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 19, 2005, Abbey International Holdings and Mr. Frederick Richardson, the former President and CEO of Innofone.com entered into two stock purchase agreements for the sale to Abbey International Holdings of an aggregate of 20,500,000 shares of Innofone.com common stock Abbey International Holdings is filing this 13D to reflect its ownership of these shares, representing approximately 33.4% of Innofone.com as of the date of this filing.

Item 7. Material to be Filed as Exhibits.

NONE.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2005	ABBEY INTERNATIONAL HOLDINGS, LTD.

	By:	/s/ Irving Aronson
Name: Irving Aronson Title: Director